Exhibit 99.1

FCA confirms that it did not receive any state aid from Luxemburg

Press reports have been speculating about Fiat Chrysler Automobiles N.V. (“FCA”) facing tens of millions of euros in tax repayments as a consequence of the expected decision by the European Commission in a case pending against the State of Luxemburg regarding a certain Advanced Pricing Agreement (“APA”) entered into by FCA’s subsidiary in Luxemburg Fiat Chrysler Finance Europe (“FCF”) with Luxemburg.
FCA believes it provided solid explanations to the Commission as to the reasons why the APA entered into by FCF with Luxemburg did not result in any state aid.
The intent of the APA was solely to clarify the transfer pricing rules to be applied by FCF to financing activities to affiliates. FCF sought the APA for the sole purpose of obtaining legal certainty, through an application process governed by a clear legal framework. The relevant application was based on a fully documented transfer pricing analysis carried out pursuant to well recognized methodologies. FCF never sought any derogation from the general law through exemptions and reliefs not generally available under the Luxemburg tax system, and the APA did not grant to FCF any advantage unavailable to comparable Luxembourg tax payers. The APA did not result in any taxable base erosion or double non-taxation for the FCA Group, given that any increase in the taxable income of FCF in Luxemburg would have led to greater deductions in the countries of residence of the Group companies which paid interest to FCF.
FCA has already stated that any potential increase in the taxable income of FFT would be immaterial to the FCA Group’s reported results and furthermore would result in compensating adjustments in other tax jurisdictions that would need to be agreed between the Tax Authorities of Luxemburg and the tax authorities of the other European countries involved in the intra-group financing arrangements.
FCA therefore confirms that FCF did not receive any state aid and that any finding in this matter would be immaterial to the FCA Group’s reported results.

London, 20 October 2015

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com